UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 033-50375 and 33-40017

ANR PIPELINE COMPANY
(Exact name of registrant as specified in its charter)

717 Texas Avenue, Suite 2400
Houston, Texas, 77002
(713) 420-2600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.625 % Debentures Due 2021
7.375 % Debentures Due 2024
7 % Debentures Due 2025
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

9.625 % Debentures Due 2021	47
7 % Debentures Due 2025	26
7.375 % Debentures Due 2024	27

Pursuant to the requirements of the Securities Exchange Act of 1934, ANR Pipeline Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 12, 2007	By:	/s/ Tom Janish
Tom Janish
Controller and Principal Accounting Officer